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CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

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MICHAEL R. GEROE, ESQ., CIPP/US****

JESSICA HAGGARD, ESQ. *****

CHRISTOPHER T. HINES, ESQ. ******

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.*******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.********

HARRIS TULCHIN, ESQ. *********

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August 26, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blaise Rhodes

Re:	NextNRG, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
For 10-Q for Fiscal Quarter Ended March 31, 2025
File No. 001-40809

Dear Mr. Rhodes:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated August 11, 2025 (the “Comment Letter”) to Joel Kleiner, Chief Financial Officer of NextNRG, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the Commission on March 27, 2025 (the “2024 10-K”), and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the “Q1 2025 10-Q”).

1700 PALM BEACH LAKES BLVD., SUITE 820 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936

August 26, 2025

The Comment Letter requested that the Company respond within 10 business days (i.e. by August 25, 2025) or advise the Staff when the Company will respond. The Company is diligently working on its response to the Comment Letter. As indicated in my office’s voicemails to the Staff yesterday and per the conversation with my office this morning, the Company expects to submit its response to the Comment Letter no later than Friday, September 5, 2025.

Please do not hesitate to contact us should you have any questions.

Sincerely yours,

/s/ Laura Anthony

Laura Anthony, Esq.
Anthony, Linder & Cacomanolis, PLLC

Cc:	Suying Li/Securities and Exchange Commission
Michael D. Farkas/NextNRG, Inc.
Joel Kleiner/NextNRG, Inc.
Yechiel Baron/NextNRG, Inc.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832